UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
Commission file number: 000-51904
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HOME BANCSHARES, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan
Form 11-K
Index
EX-23.1 Consent of Hancock, Askew & Co., LLP

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Home BancShares, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP
Hancock Askew & Co., LLP
Savannah, Georgia
June 10, 2008

Home BancShares, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value:
Cash	$247,917	$285,708
Mutual funds	7,588,496	6,496,959
Unallocated contracts	266,960	267,881
Common stock	2,949,178	3,415,271

Total investments	11,052,551	10,465,819

Participant loans at estimated fair value	1,988	34,254

Receivables:
Employer’s contributions	—	260,767
Participants’ contributions	—	76,865

Total receivables	—	337,632

Total assets	11,054,539	10,837,705

Liabilities
Excess contributions payable	10,023	—

Net assets available for benefits	$11,044,516	$10,837,705

See accompanying notes.

Home BancShares, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2007
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(479,171)
Interest and dividends	634,249

Total investment income	155,078

Contributions:
Employer’s	478,539
Participants’	1,276,126
Rollovers	208,373

Total contributions	1,963,038

Total additions	2,118,116

Deductions from net assets attributed to:
Benefit payments to participants	1,809,222
Administrative expenses and fees	102,083

Total deductions	1,911,305

Net increase	206,811

Net assets available for benefits — beginning of year	10,837,705

Net assets available for benefits — end of year	$11,044,516

See accompanying notes.

Home BancShares, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
     The following description of Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan which covers substantially all employees of Home Bancshares, Inc. and its subsidiaries (the “Employer”) who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
     Each year participants may contribute a portion of their annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the years ended December 31, 2007 and 2006, participants received a match of 50% of the first 6% of their deferrals.
     The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees as determined by management. The Employer did not make a discretionary contribution for 2007. The discretionary contribution authorized in 2006 was $230,410. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).
     Participants are permitted to direct their contributions into various investment options offered by the Plan.
Participant accounts
     Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions and allocations of (a) the Employer’s discretionary contribution (if any) and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. The benefit to which a participant was entitled is the benefit that can be provided from the individual participant’s vested account.
Payment of benefits
     Upon retirement, disability, death, or termination of service, a participant may elect to receive a payment in a lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically paid, regardless of consent.
Vesting
     Participants are fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested in the event of retirement, disability or death or after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Employer Contributions Vested
Years of Service	Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%
Administrative expenses
     Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Other administrative expenses are paid be the Employer unless paid by the Plan.
Forfeitures
     Forfeitures of matching contributions shall be reallocated as discretionary matching contributions. Forfeitures of profit sharing contributions shall be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2007 and 2006 are $148,270 and $89,919, respectively. No forfeitures were reallocated during 2007 and 2006.
Plan termination
     Although it has not been expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the Employer’s matching and the Employer’s discretionary portions of their accounts. Employee contributions and their related earnings are always 100% vested.
2. Summary of significant accounting policies
Basis of accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.
Payment of benefits
     Benefit payments are recorded when paid.
Valuation of investments
     Investments are stated at fair value. Investments in registered investment companies (mutual funds) are based upon quoted prices. Investments in unallocated contracts are stated at the fair value of the underlying investments based on published market prices on the last day of the Plan year. Investments in the common stock of HomeBancshares, Inc, are valued at their closing price on the New York Stock Exchange as on December 31, 2007.
     Purchases and sales of securities were recorded on a trade-date basis.
Use of estimates
     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
     During 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common Stock	$426,747
Mutual Funds	52,424
Net depreciation in fair value of investments	$479,171
     The following table summarizes the Plan’s investments at December 31, 2007 and 2006. Investments that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
Mutual funds
Balanced Strategy Fund	$2,730,763		$2,471,656
Growth Strategy Fund	$1,166,466		$994,094
Moderate Strategy Fund	$977,570		$812,465
Julius Baer International Equity Fund	$610,288	$	N/A

Employer stock	$2,949,178		$3,415,271
4. Income tax status
     The Plan obtained its latest determination letter on October 29, 2001, in which the Internal Revenue Service has stated that the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has be amended since receiving the determination letter. However the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
5. Risks and uncertainties
     The Plan primarily invests in various investment securities which is exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. Related-party transactions
     The Plan’s investments in pooled separate accounts are managed by the Trustee. The transactions qualify as party-in-interest transactions. FirsTrust, the trustee of the Plan, is an affiliate of the sponsor.
7. Reconciliation of financial statements to Form 5500
     The following is a reconciliation of the financial statement to the Form 5500 for 2007:

Contribution per the financial statements	$1,963,038
Add: Prior year contributions receivable	337,632

Contribution per Form 5500	$2,300,670

Home BancShares, Inc. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		Description of investment
		including maturity date, rate
	Identity of issue, borrower, lessor	of interest collateral, par or
	or similar party	maturity value	Cost	Current Value

*	ABN AMRO Income Plus	Value of interest in common/collective trusts	**	$266,960
*	American Funds Growth Fund	Value of interest in registered investment companies	**	379,732
*	Balanced Strategy Fund	Value of interest in registered investment companies	**	2,730,763
*	Baron Small Cap Fund	Value of interest in registered investment companies	**	187,916
*	Columbia Mid-Cap Value	Value of interest in registered investment companies	**	7,400
*	Conservative Strategy Fund	Value of interest in registered investment companies	**	179,380
*	Equity Aggressive Strategy Fund	Value of interest in registered investment companies	**	118,839
*	Fidelity Cash Reserves	Interest-bearing cash	**	247,917
*	Fidelity Institutional Short Int Govt	Value of interest in registered investment companies	**	17,003
*	Growth Strategy Fund	Value of interest in registered investment companies	**	1,166,466
*	Janus Orion Fund	Value of interest in registered investment companies	**	301,116
*	Home BancShares, Inc. Stock	Employer securities	**	2,949,178
*	Julius Baer International Equity	Value of interest in registered investment companies	**	610,288
*	Meridian Value	Value of interest in registered investment companies	**	221,582
*	Moderate Strategy Fund	Value of interest in registered investment companies	**	977,570
*	PIMCO Total Return	Value of interest in registered investment companies	**	88,200
*	Royce Premier Fund	Value of interest in registered investment companies	**	275,587
*	Selected American Shares	Value of interest in registered investment companies	**	86,155
*	T. Rowe Price Equity Income	Value of interest in registered investment companies	**	239,633
*	U.S. 6-10 Value	Value of interest in registered investment companies	**	866

	Total investments			11,052,551

	Participant loans (secured by vested benefits and bears interest at rates ranging from 6% to 10%)			1,988

				$11,054,539

*	Indicates party-in-interest to the Plan

**	Cost is not applicable for participant-directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan
Date: June 10, 2008	/s/ Randy E. Mayor
Chief Financial Officer and Treasurer